One TSYS Way	James B. Lipham
Post Office Box 1755	Senior Executive Vice President &
Columbus, GA 31902-1755	Chief Financial Officer
+1.706.649.2262 tel

April 29, 2013

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Total System Services, Inc. (“TSYS”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No.: 1-10254

Dear Ms. Collins:

This letter is written in response to your Letter of Comment dated April 16, 2013 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2012. For your convenience the Staff’s comments have been incorporated verbatim below and the Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13.1

Results of Operations, page 11

1.	We note from the disclosures on page 11 of your annual report to shareholders that for your North America Services and International Services segments, approximately 49% of the revenues are driven by the volume of accounts on file (“AOF”) and transactions processed and approximately 51% are derived from valued added products and services, customer programming and licensing arrangements. Please describe further these production and optional services, customer programming and licensing arrangements and tell us your consideration to expand your Business section to include a description of these products and services or tell us where you have provided this information. We refer you to item 101(c)(1) of Regulation S-K.

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Ms. Kathleen Collins

April 29, 2013

TSYS’ revenues in its North America Services and International Services segments are derived from electronic payment processing. There are certain basic core services directly tied to accounts on file and transactions. These are provided to all of TSYS’ electronic payment processing clients. The core services begin with an account on file.

The core services include housing an account on TSYS’ system (accounts on file), authorizing transactions (authorizations), accumulating monthly transactional activity (transactions) and providing a monthly statement (statement generation). From these core services, TSYS’ clients also have the option to use fraud and portfolio management services.

Value added products and services, which includes services such as data analytics and application processing, are primarily non-volume related, are only offered to TSYS’ processing clients (i.e., indirectly derived from accounts on file). These ancillary products and services, along with offerings such as card production, statement production, managed services, customized reporting and custom programming provided to clients at an hourly rate, are considered non-volume based products and services.

Additionally, certain clients license the Company’s processing systems and process in-house. TSYS reports volumes that are processed on its systems, and does not include any volumes associated with licensing. Since the accounts are processed outside of TSYS for licensing arrangements, the AOF and other volumes are not available to TSYS. However, fees received from clients for licensing of TSYS’ solutions are immaterial.

TSYS provides a description of its services under the Revenues section of Results of Operations. Additional descriptions are included within the discussion of the Operating Segments section within Results of Operations.

TSYS will expand its Business section in future filings to include a description of value added products and services, custom programming and licensing arrangements.

2.	Please tell us what metrics management uses to analyze the value added products and services, customer programming and licensing arrangements. Also, tell us your consideration to provide a breakdown of revenue between volume based arrangements and other valued added products and services with a corresponding discussion of the factors impacting the changes in such revenues for your North America Services and International Services segments.

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Ms. Kathleen Collins

April 29, 2013

As indicated in our response to comment 1 above, value added products and services and custom programming are ancillary services to TSYS’ core processing services.

The metric management uses to analyze value added products and services, custom programming and licensing arrangements is the amount of revenue derived from those items. There are no volume related metrics used by management.

For TSYS’ North America Services segment, approximately 49% of the revenues are driven by the volume of AOF and transactions processed and approximately 51% are derived from valued added products and services, custom programming and licensing arrangements.

For TSYS’ International Services segment, approximately 48% of the revenues are driven by the volume of AOF and transactions processed and approximately 52% are derived from valued added products and services, custom programming and licensing arrangements.

Management provides a discussion of segment revenues under the Operating Segments caption within Results of Operations on pages 14-15.

However, in future annual filings, TSYS will include the breakdown of revenues between volume-based and other value added products and services for the North America Services and International Services segments.

3.	We note the disclosures on page 12 of your annual report to shareholders where you indicate that whether or not an AOF is active can impact your revenues differently as the more active an account is, the more revenue you generate from items such as transactions and authorizations processed and statements billed. Tell us the amount of active and inactive accounts for each period presented and tell us your consideration to disclose this information along with a discussion regarding the impact on your revenues for each period presented.

How active an AOF is depends upon the cardholder’s usage. An inactive account is an account that does not have a transaction during a billing cycle and only generates a fee for housing the account on TSYS’ processing systems. An active AOF is used by a cardholder as a payment mechanism for goods or services and will generate revenue for

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Ms. Kathleen Collins

April 29, 2013

TSYS for housing the account on TSYS’ systems, authorizing the payment, storing the transaction and billing the cardholder at the end of the billing cycle.

The number of active and inactive accounts on file fluctuates throughout the year depending upon seasonality and other factors. An example is the traditional holiday season which will result in more active accounts.

The following table provides the average number of active and inactive accounts for each period:

(in thousands)
Year	Average Active AOF	Average Inactive AOF
2012	100,968	344,820
2011	96,705	278,559
2010	94,756	239,054

Management does not use the active versus inactive accounts on file metric to analyze its revenues and thus does not believe it would be beneficial to investors to disclose this information.

4.	We note that you provide information regarding the AOF activity in your Item 2.02 Form 8-K filings along with a breakdown of AOF by portfolio type, which you also discuss in your earnings calls. We further note that you previously provided similar information in your results of operations discussion in your Form 10-K and Form 10-Q filings. Please tell us why you no longer provide this information in your Form 10-K and 10-Q filings and explain why you believe this information would not be useful to investors in analyzing your results of operations.

Management continually reviews its disclosures to ensure TSYS is providing investors all relevant measures that management uses in evaluating the business. The breakdown of accounts on file by portfolio type is not a metric used by management to evaluate its business. Therefore, we do not believe this information is useful in analyzing TSYS’ results of operations.

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Ms. Kathleen Collins

April 29, 2013

We have continued to provide the information in our Form 8-K and earnings call as certain analysts find the information useful in modeling forecasted results.

In future filings, management will include the breakdown of AOF by portfolio type.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 36

5.	We note that in many situations, you enter into arrangements with customers to provide conversion and implementation services in addition to the processing services and you have determined that such services do not have standalone value. You further state that conversion or implementation services are recognized as the related processing services are performed. Please clarify whether you recognize the fees for such services over the term of the contract or over the estimated customer life and tell us how you considered the guidance in footnote 39 of SAB Topic 13.A.3(f) in accounting for such arrangements.

TSYS recognizes fees for conversion and implementation services, when bundled with processing services, over the term of the contract. TSYS adopted this accounting policy based on its consideration of the guidance in footnote 39 of SAB Topic 13.A.3(f), the nature of the environment in which it operates, and the following characteristics of its client arrangements:

•

Our client agreements under which we provide conversion and implementation services generally include a contractual service term that ranges from 5-10 years, with the typical duration of these agreements in recent years being in excess of 7 years;

•

The actual service period of our client agreements is frequently shorter than the contractual term due to 1) the sale of the card portfolio(s) being processed under the client agreement, 2) a change of control of our client, or 3) bankruptcy or “FDIC shut down” of the financial institution;

•

Our client agreements that include fees for conversion and implementation services generally do not include renewal pricing that is at a significant bargain relative to the initial contract pricing (inclusive of consideration of the conversion and implementation fees); and

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Ms. Kathleen Collins

April 29, 2013

•

The deferred costs associated with these conversion and implementation services that are being recognized over the contractual term are greater than the related deferred revenue (income is not being accelerated relative to the fulfillment of performance obligations).

Due to the historical consolidation in the financial services industry, the frequency with which card portfolios are sold, the changes in the relationship that often result in a renegotiation of the relationship prior to the end of the contractual term, the lack of significant benefit to the customer related to the initial conversion and implementation services during any possible renewal period (i.e. the lack of any significant contractual bargain pricing for a renewal term relative to the initial term’s pricing), and the inherent difficulty in reliably estimating a service period beyond 5-10 years, we do not believe the recognition of these up front conversion and implementation fees should extend beyond the contractual term.

We will add language in future applicable filings to disclose that fees for conversion and implementation services that do not have standalone value in our processing arrangements are recognized over the term of the related contract.

TSYS acknowledges that:

•	TSYS is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TSYS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2262.

Sincerely,

/s/ James B. Lipham

James B. Lipham

Senior Executive Vice President

and Chief Financial Officer